SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 7)

                        BANKUNITED FINANCIAL CORPORATION
                                (Name of Issuer)

                              CLASS A COMMON STOCK
                         (Title of Class of Securities)

                                    06652B103
                                 (CUSIP Number)

                                Alfred R. Camner
                        Camner, Lipsitz and Poller, P.A.
                           550 Biltmore Way, Suite 700
                           CORAL GABLES, FLORIDA 33134
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   SEE ITEM 3
                          (Date of Event which Requires
                            Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                               Page 1 of 10 pages

CUSIP No. 06652B103
-------------------------------------------------------------------------------
         1) Name of Reporting Person; S.S. or I.R.S. Identification No. of Above Person

                  Alfred R. Camner
-------------------------------------------------------------------------------
         2) Check the Appropriate Box if a Member of a Group

           (b) [X] The Reporting Person disclaims membership in a group.
-------------------------------------------------------------------------------

         3) SEC Use Only

-------------------------------------------------------------------------------
         4) Source of Funds

            See Item 3.
-------------------------------------------------------------------------------

         5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

-------------------------------------------------------------------------------

         6) Citizenship or Place of Organization
            United States

-------------------------------------------------------------------------------

Number            7)   Sole Voting Power

of                     1,678,189
                  --------------------------------------------------------------
Shares
                  8)   Shared Voting Power
Beneficially
                       202,042
Owned             --------------------------------------------------------------

By                9)   Sole Dispositive Power

Each                   1,678,189

Reporting         --------------------------------------------------------------

                  10)  Shared Dispositive Power
Person
                       193,078
with
--------------------------------------------------------------------------------

                               Page 2 of 10 pages

         11)      Aggregate Amount Beneficially Owned by Each Reporting Person

                           1,880,232
--------------------------------------------------------------------------------

         12)      Check if the Aggregate Amount in Row (11) Excludes Certain
                  Shares [ ]

--------------------------------------------------------------------------------
        (13)      Percent of Class Represented by Amount in Row (11)

                        9.6%
--------------------------------------------------------------------------------
        (14)      Type of Reporting Person

                        IN
--------------------------------------------------------------------------------

                               Page 3 of 10 pages

ITEM 1.  SECURITY AND ISSUER

         This amended Schedule 13D relates to shares of Class A Common Stock (the "Class A Common Stock") of BankUnited Financial Corporation (the "Corporation"), a savings and loan holding company, the principal subsidiary of which is BankUnited, FSB. The address of the Corporation's principal executive offices is 255 Alhambra Circle, Coral Gables, Florida 33134.

         The shares of Class A Common Stock shown in Item 5 as beneficially owned by Alfred R. Camner (the "Reporting Person") include shares that would be received by the Reporting Person (i) upon the exercise of options to acquire shares of Class A Common Stock and Class B Common Stock (collectively, the "Common Stock") and shares of Noncumulative Convertible Preferred Stock, Series B (the "Series B Preferred Stock"), and (ii) upon the conversion of shares of the Class B Common Stock and the Series B Preferred Stock beneficially owned by the Reporting Person, including shares which may be received upon the exercise of options to purchase Class B Common Stock and Series B Preferred Stock. Each share of Series B Preferred Stock is convertible into 1.4959 shares of Class B Common Stock and each share of Class B Common Stock is convertible into one share of Class A Common Stock.

ITEM 2.  IDENTITY AND BACKGROUND

         This amended Schedule 13D is filed by the Reporting Person, a United States citizen, whose principal occupations are Chairman of the Board and Chief Executive Officer and Director of the Corporation and BankUnited, FSB, and Senior Managing Director of the law firm of Camner, Lipsitz and Poller, Professional Association, 550 Biltmore Way, Suite 700, Coral Gables, Florida.

         The Reporting Person during the last five years has not (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been or been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         See Exhibit 1.

ITEM 4.  PURPOSE OF TRANSACTION

         See Exhibit 1.

                               Page 4 of 10 pages

ITEM 5.  INTEREST IN SECURITIES OF ISSUER

         Set forth below is information relating to the beneficial ownership of Class A Common Stock (assuming the exercise of stock options and conversion of the Class B Common Stock and Series B Preferred Stock) by the Reporting Person.


                                               Voting                     Dispositive
                                                Power                         Power                  Total
                                       --------------------       --------------------             (Percent of
                                       Sole           Shared      Sole          Shared       Shares Outstanding)
                                       ----           ------      ----          ------       ------------------
Alfred R. Camner                       1,678,189     202,042      1,678,189    193,078        1,880,232 (9.6%)
                                         (1)      (2)(3)(4)(5)       (1)       (3)(5)
---------------------------

(1) Reflects 688,080 shares of Class A Common Stock that would be received upon the conversion of 688,080 shares of Class B Common Stock (including shares that would be received upon the exercise of options to acquire 516,568 shares of Class B Common Stock) owned by the Reporting Person; 846,172 shares of Class A Common Stock that would be received upon the conversion of 565,661 shares of Series B Preferred Stock (including shares that would be received upon the exercise of options to acquire 435,000 shares of Series B Preferred Stock); 8,965 shares of Class A Common Stock that the Reporting Person has the right to acquire by the exercise of options; and 134,972 shares of Class A Common Stock owned by the Reporting Person.

(2) Includes 1,914 shares of Class A Common Stock that would be received upon the conversion of 1,914 shares of Class B Common Stock held individually by Anne Camner, the Reporting Person's wife, and 7,142 shares of Class A Common Stock that would be received upon the conversion of 4,775 shares of Series B Preferred Stock held by Anne Camner. The Reporting Person has been granted voting power over these shares under a revocable proxy.

(3) Includes 31,856 shares of Class A Common Stock that would be received upon the conversion of 31,856 shares of Class B Common Stock (including shares received upon the exercise of options to acquire 27,057 shares of Class B Common Stock) owned by Anne Solloway; 8,964 shares of Class A Common Stock that Anne Solloway has the right to acquire by the exercise of options; and 3,744 shares of Class A Common Stock owned by Anne Solloway. The Reporting Person has been granted voting power under a durable family power of attorney as to all shares held by Anne Solloway.

(4) Includes 10,000 shares of Class A Common Stock that would be received upon the conversion of 10,000 shares of Class B Common Stock held in an irrevocable trust for the benefit of the Reporting Person's descendants (the "Trust"); 11,346 shares of Class A Common Stock that would be received upon the conversion of 7,585 shares of Series B Preferred Stock held in the Trust and 33,400 shares of Class A Common Stock held in the Trust.

(5) Also includes 93,676 shares of Class A Common Stock that would be received upon the conversion of 93,676 shares of Class B Common Stock (including shares that would be received upon the exercise of options to purchase 79,719 shares of Class B Common Stock) which are held by the Camner Family Foundation, Inc. a non-profit charitable foundation within the meaning of Section 501(c)(3) of the Internal Revenue Code, of which the Reporting Person is a director.

                               Page 5 of 10 pages

         Anne Camner is a United States citizen, who is a private investor and whose address is 550 Biltmore Way, Suite 700, Coral Gables, Florida 33134.

         Anne Camner during the last five years has not (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been or been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Anne Solloway is a United States citizen, who is a private investor and whose address is 550 Biltmore Way, Suite 700, Coral Gables, Florida 33134.

         Anne Solloway during the last five years has not (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been or been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         See Exhibit 1 for information on the Reporting Person's transactions in the class of securities reported.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         See Item 5.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1 Description of transactions in the Corporation's stock by the Reporting Person.

                               Page 6 of 10 pages

SIGNATURE.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 31, 1999                         /s/ ALFRED R. CAMNER
                                             ----------------------------------
                                             Alfred R. Camner

                               Page 7 of 10 pages

                                 EXHIBIT INDEX

EXHIBIT       DESCRIPTION

 1 Description of transactions in the Corporation's stock by the Reporting Person.


                               Page 8 of 10 Pages

                                    EXHIBIT 1

         This amended Schedule 13D has been filed to reflect acquisitions of securities by the Reporting Person which increase the Reporting Person's beneficial ownership of the Class A Common Stock.

         Set forth below is a summary of the Reporting Person's acquisitions in the Corporation's stock since April 8, 1998 (the date of the last transaction reported in Amendment No. 6 to this Schedule 13D). The stock and stock options granted by the Corporation as indicated below have been granted under the Corporation's 1996 Incentive Compensation and Stock Award Plan (the "1996 Plan") for services rendered as a director or officer of the Corporation. All transactions were effected at the Corporation's principal executive offices in Coral Gables, Florida.


                                    Number of
             Number of Shares         Shares       Price Per                 Description of
  Date           Acquired            Disposed        Share                Transaction Effected
-------      ----------------       ----------     ---------      ------------------------------------------
 2/17/99           1,856                               $7.00      The Reporting Person was granted 1,241 shares
                                                                  of Series B Preferred Stock (based on a fair
                                                                  market value of $10.47 per share) as a bonus
                                                                  for services rendered during the 1998 fiscal
                                                                  year.

 1/4/99            2,007                               $8.00      Dividends on the Series B Preferred Stock
                                                                  paid in shares of Class A Common Stock.

11/18/98             404                              $8.875      The Reporting Person and his mother were
                                                                  each granted 202 shares of Class A Common
                                                                  Stock under the 1996 Plan.

11/18/98           1,200                                  --      The Reporting Person and his mother were
                                                                  each granted an option to acquire 600 shares
                                                                  of Class A Common Stock under the 1996
                                                                  Plan.

10/14/98          37,397                               $7.25      The Reporting Person was granted 25,000
                                                                  shares of restricted Series B Preferred Stock
                                                                  (based on a fair market value of $10.8452 per
                                                                  share) under the 1996 Plan, which convert into
                                                                  37,397 shares of Class A Common Stock.

10/14/98         179,508                                  --      Option granted under the 1996 Plan to acquire
                                                                  120,000 shares of Series B Preferred Stock
                                                                  which convert into 179,508 shares of Class A
                                                                  Common Stock.

 9/30/98           1,715                             $11. 00      Dividend on Series B Preferred Stock paid in
                                                                  shares of Class A Common Stock.

 8/26/98             330                             $10.975      The Reporting Person and his mother were
                                                                  each granted 165 shares of Class A Common
                                                                  Stock under the 1996 Plan.


                               Page 8 of 10 pages


 8/26/98           1,200                                  --      the Reporting Person and his mother were
                                                                  each granted on option to acquire 600 shares
                                                                  of Class A Common Stock under the 1996
                                                                  Plan.

 6/30/98             880                              $16.50      Dividend on Series B Preferred Stock paid in
                                                                  shares of Class A Common Stock.

 5/20/98             210                             $17.075      The Reporting Person and his mother were
                                                                  each granted 105 shares of Class A Common
                                                                  Stock under the 1996 Plan.

 5/20/98           1,200                                  --      The Reporting Person and his mother were
                                                                  each granted an option to acquire 600 shares
                                                                  of Class A Common Stock under the 1996
                                                                  Plan.



                               Page 10 of 10 pages